

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Parrish Medley
President and Chief Executive Officer
Davi Luxury Brand Group, Inc.
9426 Dayton Way
Beverly Hills, CA 90210

> **Re: Davi Luxury Brand Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 29, 2010**
> **File No. 000-53609**

Dear Mr. Medley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Other Information, page 27

1.   We note your disclosure under this heading describing the completion of the purchase of the Davi Skin trademark and related intellectual property assets on December 22, 2010 in exchange for 15,000,000 shares of your common stock. Please explain to us in necessary detail why you believe this transaction constitutes the acquisition of assets, rather than of a business. Please note that the determination of what constitutes a business for reporting purposes (e.g., Rule 8-04 of Regulation S-X and Item 2.01 of Form 8-K) is made by reference to the definition of a "business" in Rule 11-01(d) of Regulation S-X. The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in ASC 805-10-20 Glossary has occurred) is made by reference

to ASC 805-10-25-1 and 805-10-55-4 through 55-9. It is possible for acquired assets to represent a business for reporting purposes, but not for accounting purposes. Please be as detailed as necessary in your supplemental response, citing applicable literature you relied upon, so that we may understand your conclusions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief